Mail Stop 6010

October 3, 2008

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attn: General Counsel

> **Re:** **Nationwide Financial Services, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 5, 2008**
> **File No. 1-12785**
>
> **Preliminary Transaction Statement on Schedule 13E-3**
> **Filed September 5, 2008**
> **File No. 5-50759**

Dear Sir/Madam:

We conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.	We note that the directors and the members of management who will continue as directors and/or employees of the company appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should potentially be named as filing persons on the Schedule 13E-3. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person. Your analyses should address whether each officer or director serves as an officer or director for NWM.

Introduction, page 1

2.   We note your disclosure that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by the company or such other filing person. As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and preliminary proxy statement.

Item 10. Source and Amounts of Funds or Other Consideration

3.   We note the disclosure under Items 9(c) and 10 of Schedule 13E-3. It does not appear as though this information will be delivered to security holders. Please revise so that the information under Items 9(c) and 10 appears in the proxy statement and is incorporated by reference in the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3.

4.   Please disclose in the proxy statement the amount of the merger consideration that will be contributed to NWC and the amount of the company's capital that will be used to fund the merger consideration.

Schedule 14A

General

5.   Please include an organizational chart depicting the affiliations between Nationwide Financial Services, National Mutual Insurance Co., Nationwide Corp., Nationwide Mutual Fire Insurance Company, and NWM Merger Sub both before and after the transaction.

Notice of Special Meeting

6.   Please clarify that, although failure to vote will have the same effect as a vote against the merger agreement, the adoption of the merger agreement is assured because of NWM's and NWC's agreement to vote in favor of the proposal to adopt the merger agreement.

Summary Term Sheet

Our Position as to the Fairness of the Merger…, page 3

7.   We note that you have not included a fairness determination as to unaffiliated shareholders. Please revise here and throughout the document to state whether the board (on behalf of the issuer) and each additional filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than "shareholders (other than Nationwide and its affiliates)," and describe the factors considered in determining fairness for each filing person. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please ensure that each filing person addresses both procedural and substantive fairness.

8.   In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, that party must expressly adopt the conclusion and analyses of the other. In providing the disclosure requested in this comment, address how any filing persons relying on the Lazard opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Lazard fairness opinion addressed fairness with respect to "shareholders (other than Nationwide, Merger Sub, the company or any wholly owned subsidiary of the company and shares owned by shareholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law)." Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Interest of Certain Persons in the Merger, page 4

9.   Please disclose, preferably in a tabular format, the aggregate compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation received or to be received by members of the special committee in connection with the merger transaction.

Questions and Answers About the Merger, page 9

10.   Please revise the structure of your proxy statement so that all of the disclosure

required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary Term Sheet. Please see Rule 13e-3(e)(1)(ii). The Questions and Answers About the Merger and Forward-Looking Statements sections should be relocated to appear after the Special Factors section.

Q: What vote is required to adopt the merger agreement?, page 9

11.   Please clarify that the adoption of the merger agreement is assured because of NWM's and NWC's agreement to vote in favor of the proposal to adopt the merger agreement.

Q: If the merger is completed, how will I receive the cash for my shares?, page 12

12.   Please identify by name the bank or trust company designated by NWC to act as paying agent in connection with the merger.

Forward-Looking Statements, page 14

13.   Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

Special Factors, page 15

Structure of the Transaction, page 15

Purpose and Reasons for the Merger, page 16

14.   Please expand your disclosure to state the reasons for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

NWM's, NWC's and Merger Sub's Purposes and Reasons for the Merger, page 16

15.   Please delete the statement that NWM, NWC and Merger Sub are "deemed to be" engaged in a going private transaction. They are identified as filing persons on the Schedule 13E-3 and, accordingly, have been identified as affiliates engaged in the going private transaction. Similarly, please revise the section "Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates)" on page 33 to delete the statement that NWM, NWC and Merger Sub are "deemed to be" engaged in a going private transaction.

16.   Please delete the statement that the merger will enable shareholders to monetize their investment at a "full" and "compelling" level. On page 33, NWM, NWC and Merger Sub simply state that the proposed merger is "fair."

17.   In the last paragraph starting on page 16 you disclose that early in the process Nationwide considered potential alternative transactions, but prior to making its initial proposal, Nationwide dismissed all other alternatives except for NWC's acquisition of your remaining shares that it did not own. Please expand your disclosure to describe each alternative and explain why Nationwide dismissed these alternatives. Refer to Item 1013(b) of Regulation M-A.

Background of the Merger, page 17

18.   Please revise the discussion of the meetings occurring between August 27 and August 29, 2007 to describe the options for deploying excess capital that were discussed at these meetings.

19.   Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise your disclosure to summarize all the presentations made by the financial advisors as well as counsel for the company, Nationwide or the special committee, and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3.

20.   On page 18, you disclose that on February 23, 2008 and February 29, 2008 the NWM board "discussed a variety of matters" related to a potential acquisition of your publicly held shares of common stock. Please expand your disclosure to describe the "variety of matters" discussed. Also, please describe the "certain financial analyses" discussed by UBS and Goldman Sachs or, in the alternative, please reference the location in the proxy statement where that information is discussed.

21.   We note that at the March 5, 2008 board meeting, representatives of UBS and Goldman Sachs discussed "certain financial considerations" with respect to a potential acquisition of your publicly held shares. Please expand your disclosure to describe the "certain financial considerations" discussed or, in the alternative, please reference the location in the proxy statement where that information is discussed.

22.   We note that the Special Committee held a telephonic meeting with Sidley Austin on March 7, 2008. Please disclose when the special committee was selected and how its members were chosen.

23.   We note your disclosure on page 20 that management of the company provided financial projections to Lazard in connection with Lazard's due diligence review of the company. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Also, if the financial projections reviewed at the April 8, 2008 meeting are different from the ones mentioned on page 20, please describe those financial projections as well or, in the alternative, please reference the location in the proxy statement where that information is discussed.

24.   We note that on May 8, 2008 representatives of Nationwide requested financial projections of the company. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed.

25.   Please describe the "certain financial analyses" representatives of UBS and Goldman Sachs discussed with the NWM board on June 4, 2008 or, in the alternative, please reference the location in the proxy statement where that information is discussed.

26.   Please revise the discussion of the June 10, 2008 meeting to describe the issues associated with the Initial Milliman Report and Lazard's financial analyses.

27.   Please summarize the report presented on June 16, 2008 by UBS and Goldman Sachs to Lazard setting forth responses to the positions taken by the Lazard representatives during the May 28, 2008 meeting and the analyses contained in the Initial Milliam Report.

28.   Please quantify the revised preliminary valuation presented by Lazard during the June 17, 2008 telephonic meeting with the special committee.

29.   Please file as an exhibit to the Schedule 13E-3 a copy of the letter dated July 10, 2008 from Milliam to the special committee referenced on page 25.

30.   Please summarize the memorandum of understanding that was substantially finalized on the morning of August 6, 2008.

Recommendations of the Special Committee and our Board; Reasons for Recommending the Adoption of the Merger Agreement, page 28

31.   Please revise to explicitly state whether the board determined that the transaction was substantively and procedurally fair to unaffiliated shareholders. In addition, please revise to discuss the factors upon which the board's fairness determination was based or state that the board expressly adopted the special committee's analysis and conclusion in order to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.

32.   Please revise to present the financial analyses the special committee and the board performed which support their determination that the merger agreement and the merger are fair to the unaffiliated shareholders. If they did not perform any financial analyses and relied solely on the analyses performed by Lazard, then revise to clarify that they adopted Lazard's fairness opinion.

33.   Please identify the names of the directors that are affiliated with Nationwide and recused themselves from adopting the merger agreement. See Item 1014(a) of Regulation M-A.

34.   Please expand your disclosure in the first bullet on page 29 to discuss how the increases in the market prices of the selected public companies affected the special committee's decision to recommend the merger.

35.   We note your disclosure in the third bullet on page 29 where you state that in view of your historical results of operations, financial condition, assets, liabilities, business strategy and prospects, the nature of the industry, and trading characteristics of the companies with market capitalizations similar in size to yours, the value to shareholders that would be achieved by continuing as a public company was not likely to be as great as the merger consideration of $52.25 per share. Please revise your disclosure to discuss your analyses and reasoning supporting this conclusion. Also, please discuss the fact that the price of the company's common stock in the 52-week period prior to the merger exceeded the merger consideration of $52.25.

36.   Please expand your disclosure in the seventh bullet on page 29 to disclose, if true, that you did not solicit any alternative proposals.

37.   We note your disclosure on page 30 stating that there may be disruptions to your operations following the announcement of the merger. Please expand to describe the possible disruptions to your operations.

38.   We note your disclosure about the determinations made by the board of directors on pages 31 and 32. Please expand your discussion to describe potentially negative factors relating to the merger considered by the board of directors.

Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates), page 33

39.   We note your statement that none of NWM, NWC or merger Sub undertook an independent evaluation of the fairness of the proposed merger or engaged a financial advisor for such purposes. Please note that Item 1014(b) requires a discussion of the factors upon which the stated belief as to the fairness of the transaction is based. The factors that should be addressed are described in Instruction 2 to Item 1014. It is not sufficient to state that these parties did not undertake an evaluation of the fairness of the transaction.

40.   Please delete the discussion concerning "arm's-length negotiations" on pages 23, 47 and 55. References to arm's-length negotiations are inappropriate in a going private transaction.

41.   We note your disclosure on page 35 that UBS and Goldman Sachs did not provide a fairness opinion but that they performed certain financial analyses related to the proposed transaction. Please explain how NWM, NWC and Merger Sub used these analyses in determining whether or not the transaction was fair to the unaffiliated shareholders.

42.   On page 35, you state that with respect to the fairness of the transaction price that $52.25 per share was the highest price that NWM would be willing to pay. Please note that this does not provide sufficient support for NWM's determination that the transaction price was fair to the unaffiliated shareholders. Please revise accordingly.

43.   We note that you describe the positive factors in a bulleted format. Please describe all of the negative factors considered by each filing person in a similar format.

Financial Projections, page 36

44.   We note your disclosure stating that the projections presented on page 37 reflect "numerous assumptions and estimates as to future events." Please revise your disclosure to describe the assumptions and estimates.

Opinion of the Financial Advisor to the Special Committee, page 37

45.   For each analysis, if applicable, please include comparable information for the company or this transaction if the financial advisor considered this information.

46.   We note that, although the opinion was rendered on August 6, 2008, some of the data used in the analyses was as of August 1, 2008. On page 29 you disclose that the special committee considered the fact that, as of close of trading on August 5, 2008, there had been increases in the market prices of the selected public companies. Please revise your disclosure under this heading to disclose that there were increases in the market prices of the selected public companies that are not reflected in your analyses.

47.   Please revise the second paragraph to describe the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lazard rather than referring to the opinion.

48.   Please delete the statement that the description of the Lazard opinion in the proxy statement "is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex B." Investors are entitled to rely upon your disclosure.

Valuation Analyses, page 39

Public Market Trading Analysis, page 39

49.   We note your disclosure that the selected public companies reviewed had "operations and characteristics that Lazard believed to be reasonably similar to the company's and which Lazard believed to be generally relevant in evaluating the company." Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Precedent Transaction Analysis, page 41

50.   We note that Lazard reviewed and analyzed information for "selected precedent merger and acquisition in lines of business Lazard believed to be generally relevant in evaluating the company." Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

51.   Please disclose whether the range of $52.00 - $65.00 was calculated based on the multiples for the six selected transaction announced from 2002 to present or the 13 selected transactions announced from 1998 to present.

52.   If calculated, please disclose the range of per share equity values based on multiples from the minority buy-in transactions.

Other Analyses, page 42

Premiums on Public Market Trading Analysis, page 42

53.   Please expand your disclosure to explain why Lazard selected a range of 15% to 25% for the premium reference range.

Minority Buy-in Premiums, page 42

54.   We note your discussion about Lazard's criteria to identify minority buy-in transactions. If any transaction met the criteria, but was excluded from the analysis, please identify the transaction and explain why it was excluded.

55.   Please disclose the range of premiums used to calculate the range of per share equity values. Also, please describe why that range of premiums was selected.

56.   Please describe how you used the range of premiums to calculate the range of per share equity values.

Adjusted Precedent Transactions Range, page 45

57.   Please describe why Lazard used a 23% decline for the adjusted precedent transactions range.

Supplemental Cash Flow Valuation Analysis, page 45

58.   Please define the term "NWM Funds."

59.   Please describe why Lazard used discount rates of 10.5% and 12.5% in its analysis of the NWM Funds and 10.0% and 12.0% in its analysis of Nationwide Bank. Also please describe why Lazard selected multiples ranging from 14.0x to 16.0x in its analysis of the NWM Funds.

Miscellaneous, page 46

60.   Please revise your disclosure to disclose the formula that will be used to determine Lazard's fee.

Summary of Actuarial Appraisal, page 47

61.   Please describe how Milliman selected the range of discount rates used in its analysis.

62.   We note your disclosure that the projections of future profits "reflect numerous assumptions." Please expand your disclosure to describe those assumptions.

63.   Please disclose whether any portion of the fees and expenses payable to Milliman are contingent upon the consummation of the merger.

64.   We note your disclosure that during the two years prior to the transaction, Milliman "received fees totaling above $1 million." Please quantify the amount of the fees paid rather than stating that the fees exceeded $1 million.

65.   Please explain how the Actuarial Appraisal was used by the Board, the Special Committee and/or Lazard in determining the fairness of the transaction.

Summary of Financial Analyses of UBS and Goldman Sachs, page 48

66.   We note that UBS and Goldman Sachs reviewed "certain presentations prepared by the company for the benefit of the rating agencies." Please describe those presentations.

Implied Transaction Multiples/Premium Analysis, page 49

67.   Please describe the "certain financial analyses and projections for the company prepared by the management of the company" or, if already described elsewhere in the proxy statement, please state where that information is described.

Selected Publicly Traded Companies Analysis, page 51

68.   Please describe the criteria used to select the companies reviewed in connection with the selected publicly traded companies analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Selected Transactions Analysis, page 53

69.   We note your discussion about the criteria to identify minority buy-in transactions used by UBS and Goldman Sachs. If any transaction met the criteria, but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Miscellaneous, page 54

70.   Please delete the statement that the summary of the UBS and Goldman Sachs financial analysis "is qualified in its entirety by reference to the full text of the financial analysis materials, which are filed as exhibits to the company's Schedule 13E-3 dated as of the date of this proxy statement." Investors are entitled to rely upon your disclosure.

71.   We note that the description in the proxy statement regarding the material relationships between UBS, Goldman Sachs and NWM does not provide a narrative and quantitative description of the fees paid or to be paid to UBS and Goldman Sachs and their respective affiliates by NWM and its affiliates. Please revise the proxy statement to provide such disclosure.

72.   We note that NWM has agreed to pay each of UBS and Goldman Sachs a transaction fee. Please revise your disclosure to state the amount of UBS' and Goldman Sachs' fees. If any portion of the fees is contingent upon completion of the merger, please quantify such portion of the fees.

Interests of Certain Persons in the Merger, page 57

Compensation of the Special Committee, page 61

73.   Please disclose the aggregate compensation each member of the special committee has or will receive in connection their services as special committee members.

Federal Income Tax Consequences, page 63

74.   Please describe the federal income tax consequences of the Rule 13e-3 transaction to each filing person. Refer to Item 1013(d) of Regulation M-A.

The Special Meeting, page 68

Required Vote, page 68

75.   Please revise your disclosure to state that NWC has agreed to vote all of its shares in favor of the proposal to adopt the merger agreement and that, therefore, adoption of the merger agreement is assured.

The Merger Agreement, page 71

Treatment of Stock Options; Restricted Shares and Other Equity-Related Securities, page 72

Restricted Shares, page 72

76.   We note your disclosure that restricted shares will be treated in the same manner as options. Since restricted shares do not have an exercise price, please revise your disclosure to explain what you mean when you state that the treatment of restricted shares will be the same as the treatment of options.

Future Shareholder Proposals, page 117

77.   Please revise your disclosure to provide the dates required by Rule 14a-5(e).

Annex B, page B-1

78.   We note that the opinion of Lazard included in Annex B does not have a conforming signature. Please revise the opinion to include a conforming signature or, in the alternative, please confirm that the original opinion delivered to the special committee did not include a conforming signature.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their respective management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
Attn: Michael Groll, Esq.
Sheri E. Bloomberg, Esq.